UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-26504
                       --------

(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: September 30, 2006
                 ------------------------

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                 Diasense, Inc.
                             -----------------------
                             Full Name of Registrant

                            ------------------------
                            Former Name if Applicable

                              211 West Wall Street
            --------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                              Midland, Texas 79701
                 ---------------------------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The report of Diasense, Inc. on Form 10-KSB could not be filed within the prescribed time period due to the timing of the appointment of our new
Registered Independent Public Accounting Firm, as disclosed in our Current Report on Form 8-K filed on December 21, 2006. Due to the timing of this appointment, we are unable to complete our audit procedures without unreasonable effort and expense to all concerned to allow for the filing of the Form 10-KSB of Diasense, Inc. for the year ended September 30, 2006 by December 29, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Glenn A. Little                432               682-1761
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Diasense, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2006             By: /s/ Glenn A. Little
                                       --------------------------------
                                    Name:  Glenn A. Little
                                    Title: Chief Executive Officer and
                                           Chief Financial Officer

                        Letterhead of S. W. Hatfield, CPA



December 28, 2006


Board of Directors/Audit Committee
Diasense, Inc.
211 West Wall Street
Midland TX 79701

Gentlemen:

Pursuant to the disclosure requirements for Rule 12b-25 and the accompanying Notice of Late Filing, we hereby confirm to all interested parties that due to the timing of our appointment as the Registered Independent Public Accounting Firm, as disclosed in a Current Report on Form 8-K filed on or about December 21, 2006, we are unable to complete our audit procedures without unreasonable effort and expense to all concerned to allow for the filing of the Form 10-KSB of Diasense, Inc. for the year ended September 30, 2006 by December 29, 2006.

At this time, we anticipate being able to complete all necessary procedures by January 15, 2007.

Sincerely


/s/ S. W. Hatfield, CPA
---------------------------------
S. W. Hatfield, CPA Dallas, Texas